                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  Schedule 13D
                                 (Rule 13d-101)
                                 (Amendment #2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Silicon Valley Research, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  827068-20-6
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                                 (CUSIP Number)

      Edmund H. Shea, Jr., 655 Brea Canyon Road, Walnut, California 91789
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 16, 1997
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            (Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 827068-20-6                   13D             PAGE __ OF __ PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON:    J.F. Shea Co., Inc.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tax ID Number: 94-1530032

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4    WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                              [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEVADA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,957,593 shares of Common Stock of which 1,249,425
                          shares are Common Stock issuable upon exercise of
      SHARES              Warrants.
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See response to number 7
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,957,593 shares of Common Stock of which 1,249,425
                          shares are Common Stock issuable upon exercise of
                          Warrants.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See response to number 9
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,957,593

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      16.45%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 827068-20-6                    13D             PAGE __ OF __ PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON:    Edmund H. Shea, Jr.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tax ID Number: ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4    OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                              [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
                          2,957,593 shares of Common Stock are owned by J.F.
                          Shea Co., Inc. of which Edmund H. Shea, Jr. is a
     NUMBER OF            Director; 472,258 shares of Common Stock are owned by
                          E&M RP Trust of which Edmund H. Shea, Jr. is a
                          Trustee.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See response to number 7
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    2,957,593 shares of Common Stock are owned by J.F.
    REPORTING             Shea Co., Inc. of which Edmund H. Shea, Jr. is a
                          Director; 472,258 shares of Common Stock are owned by
      PERSON              E&M RP Trust of which Edmund H. Shea, Jr. is a
                          Trustee.

       WITH        -----------------------------------------------------------

                          SHARED DISPOSITIVE POWER
                     10
                          See response to number 9
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,429,851

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      19.06%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 827068-20-6                   13D             PAGE __ OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:    E&M RP Trust
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tax ID Number: ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF

------------------------------------------------------------------------------

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                              [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

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                          SOLE VOTING POWER
                     7
     NUMBER OF            472,258 shares owned by E&M RP Trust, Edmund H.
                          Shea, Jr. and Mary S. Shea, Trustees.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See response to number 7
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             472,258 shares owned by E&M RP Trust, Edmund H.
                          Shea, Jr. and Mary S. Shea, Trustees.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See response to number 9
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      472,258

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      2.82%

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      TYPE OF REPORTING PERSON*
14
      EP

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER
         -------------------

This Statement relates to shares of Common Stock ("Common Stock") of Silicon Valley Research, Inc., a corporation organized under the laws of the California (the "Company"). The Company's principal executive offices are located at 6360 San Ignacio Avenue, San Jose, California 95119.


ITEM 2(a)   IDENTITY AND BACKGROUND.
            -----------------------

     (a) J.F. Shea Co., Inc. ("J.F. Shea"), a corporation organized under the laws of Nevada, whose business address is 655 Brea Canyon Road, Walnut, California 91789. J.F. Shea's principal business is heavy construction and residential and commercial construction. During the past five years, J.F. Shea has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (b) John F. Shea is a Director and President of J.F. Shea. Mr. Shea's business address is 655 Brea Canyon Road, Walnut, California 91789. Mr. Shea is a citizen of the United States. During the past five years, Mr. Shea has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Edmund H. Shea, Jr. Mr. Shea is a Director and Vice President of J.F. Shea. Mr. Shea is also a Trustee of The E&M RP Trust. Mr. Shea's business address is 655 Brea Canyon Road, Walnut, California 91789. Mr. Shea is a citizen of the United States. During the past five years, Mr. Shea has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (d) Peter O. Shea is a Director and Vice President of J.F. Shea. Mr. Shea's business address is 655 Brea Canyon Road, Walnut, California 91789. Mr. Shea is a citizen of the United States. During the past five years, Mr. Shea has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) James G. Shontere is a Director and Secretary and Treasurer of J.F. Shea. Mr. Shontere's business address is 655 Brea Canyon Road, Walnut, California 91789. Mr. Shontere is a citizen of the United States. During the past five years, Mr. Shontere has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

J.F. Shea, E&M RP Trust and Edmund H. Shea, Jr. acquired the Common Stock from the Company pursuant to various financings with working capital, personal and other funds. In no case were any funds borrowed.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         J.F. Shea, E&M RP Trust and Edmund H. Shea, Jr. acquired the Common Stock from the Company indicated herein solely for investment purposes.

         While J.F. Shea, E&M RP Trust and Edmund H. Shea, Jr. reserve the right to develop plans or proposals in the future with respect to the following items, at the present time J.F. Shea, E&M RP Trust and Edmund H. Shea, Jr. have no plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
------   ------------------------------------

         J.F. Shea is the beneficial owner of a total of 2,957,593 shares of Common Stock, consisting of 1,708,168 shares of Common Stock and Warrants exercisable for 1,249,425 shares of Common Stock, representing approximately 16.45% of the issued and outstanding shares of Common Stock of the Company. Edmund H. Shea, Jr. has shared voting and dispositive power with respect to such shares and may be deemed to be a beneficial owner of such shares.

         E&M RP Trust is the beneficial owner of a total of 472,258 shares of Common Stock, representing approximately 2.82% of the issued and outstanding shares of Common Stock of the Company. Mr. Shea has voting and dispositive power with respect to such shares and may be deemed to be a beneficial owner of such shares.

         Edmund H. Shea, Jr. may be deemed to be the beneficial owner of an aggregate of 3,429,851 shares of Common Stock of the Company, consisting of 2,957,593 shares owned by J.F. Shea and 472,258 shares of Common Stock owned by E&M RP Trust, representing approximately 19.06% of the issued and outstanding shares of Common Stock of the Company. Edmund H. Shea, Jr. has shared voting and dispositive power with respect to such shares.

         The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 16,744,597 shares of Common Stock outstanding and (in the case of J.F. Shea and Edmund H. Shea, Jr.) Warrants exercisable by J.F. Shea for 1,249,425 shares of Common Stock.

         Neither J.F. Shea, E&M RP Trust nor any individual listed in Item 2 has engaged in any transactions in shares of Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as otherwise described in this Statement, neither J.F. Shea nor Edmund H. Shea, Jr., as an individual nor as Trustee of The E&M RP Trust, are a party to any contract, arrangement, investor rights agreements, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Unit Purchase Agreement dated April 16, 1997

         Form of Warrant to Unit Purchase Agreement

                                 SIGNATURES
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 1997


J.F. SHEA & CO., INC.

/s/  Edmund H. Shea, Jr.
------------------------------------------------
Edmund H. Shea, Jr., individually, and on behalf
of J.F. Shea Co., Inc., in his capacity as Vice
President of J.F. Shea Co., Inc. and on behalf
of E&M RP Trust, in his capacity as Trustee.